Exhibit - 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (Parent Corporation) (a)
	Year ended Dec. 31,
(dollar amounts in millions)	2005 (b)	2004	2003	2002	2001
1. Income before income taxes and equity in undistributed net income of subsidiaries	$663	$452	$577	$831	$645

2. Fixed charges: interest expense, one-third of rental expense net of income from subleases and amortization of debt issuance costs	198	160	151	194	236
3. Total earnings (as defined) (line 1 + line 2)	$861	$612	$728	$1,025	$881
4. Ratio of earnings (as defined) to fixed charges (line 3 divided by line 2)	4.34	3.83	4.83	5.28	3.73
(a)	The parent corporation ratios include the accounts of Mellon Financial Corporation (the “Corporation”); Mellon Funding Corporation, a wholly owned subsidiary of the Corporation that functions as a financing entity for the Corporation and its subsidiaries by issuing commercial paper and other debt guaranteed by the Corporation; and MIPA, LLC, a single member limited liability company wholly owned by the Corporation, created to hold and administer corporate owned life insurance. Because these ratios exclude from earnings the equity in undistributed net income (loss) of subsidiaries, these ratios vary with the payment of dividends by such subsidiaries.
(b)	Includes results of discontinued operations.